Exhibit 99.2



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET TO PRESENT AT THE CREDIT SUISSE GLOBAL AIRLINES CONFERENCE

HOUSTON, Dec. 1, 2008 – ExpressJet Holdings (NYSE: XJT) today announced that the company will present at the Credit Suisse Global Airlines Conference in New York City. Jim Ream, President and CEO, will present a strategic update on December 2 at 3:10 PM EST (2:10 PM CST).

A live webcast of the audio portion of the presentation will be available under Presentations in the Investors section of www.expressjet.com. The webcast will be archived for 90 days following the presentation.

CORPORATE BACKGROUND

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 125 destinations in North America and the Caribbean with approximately 1,000 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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